

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8-33471

RECEIVED APR 03 2003

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GMST WORLD MARKETS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

580 MIDDLETOWN BLVD, STE. 200
(No. and Street)

LANGHORNE (City) PA (State) 19047 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STEPHEN J. TAORMINA 215-702-0444 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DRUKER, RAHL & FEIN
(Name – *if individual, state last, first, middle name*)

3625 QUAKERBRIDGE RD (Address) HAMILTON (City) NJ (State) 08619 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 22 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, STEPHEN J. TAORMINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GMST WORLD MARKETS, INC., as of DEC 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Notarial Seal
Laureen Taormina, Notary Public
Middletown Twp., Bucks County
My Commission Expires Mar. 21, 2005

Member, Pennsylvania Association of Notaries

Signature

Title CEO

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GMST WORLD MARKETS, INC.

Financial Statements
and
Supplementary Information

Year Ended December 31, 2002

GMST WORLD MARKETS, INC.

Table of Contents

Year Ended December 31, 2002



DRUKER, RAHL & FEIN
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS
A Member of The Mercadien Group

INDEPENDENT AUDITORS' REPORT

To The Board of Directors and Stockholders of
GMST WORLD MARKETS, INC.

We have audited the accompanying statement of financial condition of **GMST WORLD MARKETS, INC.** as of December 31, 2002, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **GMST WORLD MARKETS, INC.** as of December 31, 2002, and the results of its operations, changes in stockholders' equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note J to the financial statements, the Company has incurred a net loss of $969,848 for 2002 and has incurred a net loss in the prior year. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page eleven is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Druker, Rahl & Fein

January 29, 2003

ONALD F. CONWAY, CPA*
ONRAD L. DRUKER, CPA
SMOND S. DRUKER, CPA
UGENE J. ELIAS, CPA, RMA
ACK H. FEIN, CPA*
OBERT J. RAHL, CPA*
AVID L. STAFFORD, CPA*
ICHARD S. WILLINGER, CPA

CPA IN NJ AND PA
CPA IN NY

THER OFFICE:
5 BUCK ROAD
OLLAND, PA 18966
15-355-4860



GREATER MERCER COUNTY
CHAMBER OF COMMERCE
BUSINESS OF THE YEAR

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

GMST WORLD MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2002

ASSETS	
Cash	$ 5,601
Marketable securities owned, at market value	564,392
Due from clearing broker	336,655
Miscellaneous receivables	32,122
Prepaid expenses	6,338
Property and equipment	20,630
Security deposits	3,810
Total Assets	$ 969,548

LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Accounts payable and accrued liabilities	$ 408,600
Securities sold, not yet purchased, at market value	219,980
Total Liabilities	628,580
Stockholders' Equity	
Common stock, $.001 par value; 20,000,000 shares authorized;	
1,329,517 shares issued and outstanding	1,330
Additional paid-in capital	1,380,508
Accumulated deficit	(1,040,870)
Total Stockholders' Equity	340,968
Total Liabilities and Stockholders' Equity	$ 969,548

See notes to financial statements.

GMST WORLD MARKETS, INC.

STATEMENT OF OPERATIONS

Year Ended December 31, 2002

Revenues	
Trading profits	$ 1,890,379
Operating expenses	
Employee compensation and benefits	981,977
Clearing charges and exchange fees	823,459
Communication and data processing	400,426
Interest expense	61,756
Occupancy	63,010
Professional fees	242,909
Advertising	65,498
Office expense	20,894
Sale consideration	51,186
Travel and entertainment	64,569
Other expenses	84,543
Total operating expenses	2,860,227
Loss from operations	(969,848)
Provisions for income taxes	45,077
Net loss	$ (1,014,925)

See notes to financial statements.

GMST WORLD MARKETS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year Ended December 31, 2002

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balances, January 1, 2002, as restated	1,329,517	$ 1,330	$ 1,030,508	$ (25,945)	$ 1,005,893
Additional paid-in capital	-	-	350,000	-	350,000
Net loss	-	-	-	(1,014,925)	(1,014,925)
Balances, December 31, 2002	1,329,517	$ 1,330	$ 1,380,508	$ (1,040,870)	$ 340,968

See notes to financial statements.

GMST WORLD MARKETS, INC.

STATEMENT OF CASH FLOWS

Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net loss	$ (1,014,925)
Adjustments to reconcile net loss to net cash used in operating activities	
Depreciation and amortization	13,501
Deferred income tax asset	43,400
Changes in current assets and liabilities	
Marketable securities owned, at market value	(452,059)
Due from clearing broker	1,223,278
Miscellaneous receivables	4,764
Prepaid expenses	10,353
Accounts payable and accrued liabilities	(3,319)
Securities sold, not yet purchased at market value	(197,753)
Net cash used in operating activities	(372,760)
Cash Flows from Financing Activities	
Additional paid-in capital	350,000
Net decrease in cash	(22,760)
Cash, beginning of year	28,361
Cash, end of year	$ 5,601
Supplemental Disclosures of Cash Flow Information	
Cash paid during the year for	
Income taxes	$ 1,677
Interest	$ 61,756

See notes to financial statements.

GMST WORLD MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

GMST WORLD MARKETS, INC. (the"Company") was incorporated January 23, 1985 in the State of New York as First Long Island Securities, Inc. On December 22, 2000, the Company amended the Certificate of Incorporation and changed the Company's name to GMST World Markets, Inc. The Company operates as an introducing broker and is a registered broker-dealer with the Securities and Exchange Commission (SEC) and a member of the National Association for Securities Dealers (NASD). The Company operates as a market maker in foreign ADR and equity securities. The Company also executes transactions on behalf of other registered broker-dealers in the United States. The Company has offices in Pennsylvania and Florida and conducts business worldwide.

Revenue Recognition

Securities transactions and related revenues and expenses are recorded on a trade date basis.

Cash

For the purpose of the statement of cash flows, cash includes time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

Due from Clearing Broker

Due from clearing broker represents cash held by the the clearing broker for trades executed by the Company.

Miscellaneous Receivables

The Company considers all miscellaneous receivables to be fully collectible, accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, it will be charged to net income when that determination is made.

Property and Equipment and Depreciation

Property and equipment is stated at cost and is depreciated for financial reporting purposes on an accelerated basis over the estimated useful lives of the assets: five to seven years for furniture and equipment. Leasehold improvements are amortized over the shorter of the estimated useful lives or the underlying lease term. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of property and equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

GMST WORLD MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Furniture and equipment	$ 52,062
Leasehold improvements	1,479
Subtotal	53,541
Less accumulated depreciation and amortization	32,911
Total	$ 20,630

Depreciation and amortization expense charged to operations was $13,501 for the year ended December 31, 2002.

C. INCOME TAXES

The provision for income taxes is comprised of the following:

	Federal	State	Total
Current	$ -	$ 1,677	$ 1,677
Deferred	37,200	6,200	43,400
	$ 37,200	$ 7,877	$ 45,077

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and tax purposes. The differences relate primarily to a net operating loss carry forward. The provision for income taxes is primarily comprised of a federal and state deferred tax asset in the amount of $43,400 expensed during the year ended December 31, 2002.

The Company's provision for income taxes differs from applying the statutory U.S. federal income tax rate to income before income taxes. The primary differences result from providing for state income taxes and from deducting certain expenses for financial statement purposes but not for federal income tax purposes.

The Company's total deferred tax assets and deferred tax asset valuation allowance at December 31, 2002, are as follows:

Total deferred tax assets	$ 216,100
Less valuation allowance	(216,100)
Net deferred tax asset	$ -

GMST WORLD MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

C. INCOME TAXES (CONTINUED)

The deferred tax assets have been recorded based on a net operating loss carryforward. Management deems a valuation allowance necessary given the economic uncertainties of the current economy. The Company has available net operating losses which may be used to reduce Federal and State taxable income and tax liabilities for the next 20 years (Federal) and 7 years (State). The net operating loss approximates $1,265,000.

D. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of at least the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2002, the Company had net capital of $132,115, which exceeded its requirements by $32,115.

E. OPERATING LEASES COMMITMENTS

The Company leases office space and equipment under separate non-cancelable operating leases. Minimum future rental payments, exclusive of common area charges, required under the operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2002 are as follows:

Year Ending December 31,	
2003	$ 63,772
2004	45,757
2005	26,579
Total minimum future rental payments	$ 136,108

The office lease contains a renewal option for an additional five years. Rent expense was $46,090 for the year ended December 31, 2002.

F. ADVERTISING COSTS

Advertising expenses are charged to operations when incurred. Advertising expense was $65,498 for the year ended December 31, 2002.

G. CONCENTRATION OF BUSINESS AND CREDIT RISK

The Company maintains cash in bank balances which may exceed federally insured limits. They historically have not experienced any related cash in bank losses.

GMST WORLD MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

H. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at market value. Marketable securities owned at December 31, 2002 are $564,392. Marketable securities sold, not yet purchased at December 31, 2002 are $219,980. All securities are corporate securities.

I. COMMITMENTS AND CONTINGENCIES

During 2001, the majority stockholder sold its shares to two other stockholders which resulted in the two stockholders owning 93% of the Company's stock. Pursuant to this transaction, the Company shall pay to the former majority stockholder amounts due over a 10 year-period commencing January 1, 2001 based upon net trading revenue, as defined in the agreement. At December 31, 2002, the Company has accrued approximately $2,500 as sale consideration. Total sale consideration amounted to $51,186.

Pursuant to the agreement, in the event that a majority of the shares held by the two majority stockholders are sold to an unrelated person prior to the fifth anniversary of the closing date the stockholders shall remit to the prior majority stockholder an amount equal to $1,000,000 less any payments made prior to such sale. In addition, if the Company sells all or substantially all of its assets to an unrelated person or entity prior to the fifth anniversary date, the Company shall remit to the prior majority stockholder an amount equal to $1,000,000 less any payments made prior to such sale.

The agreement also states that in the event that a majority of the shares held by the two majority stockholders are sold to an affiliated person or entity prior to the fifth anniversary date of the closing date the affiliated purchaser is bound to the agreement.

The Company and its stockholders have been named party to a lawsuit that is currently in arbitration proceedings. During 2002, several parties settled with the claimant prior to arbitration proceedings. The Company and two stockholders, which were not part of the settlement, owning about 93% of the Company are vigorously contesting this matter. The initial arbitration proceeding began early November 2002 and is scheduled to recommence mid-March 2003. The Company and two stockholders have filed a counterclaim.

J. GOING CONCERN

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplates continuation of the Company as a going concern. However, the Company has sustained substantial operating losses in recent years. In addition, the Company has used substantial amounts of working capital in its operations.

J. GOING CONCERN (CONTINUED)

The Company is required to maintain net capital, as defined of at least the greater of $100,000 or 6 2/3% of aggregate indebtedness. In order to continue to meet this requirement one stockholder owning approximately 46% contributed $350,000 of additional paid in capital. As the economy continues with uncertainty, the stockholders may be required to contribute additional funds to meet this net capital requirement. The maintenance of the minimum net capital may be dependent upon the stockholders' ability to continue to contribute funds to the Company.

In view of these matters, realization of a major portion of the assets in the accompanying balance sheet is dependent upon continued operations of the Company, which in turn is dependent upon the Company's ability to meet its financing requirements, and the success of its future operations. Management believes that actions presently being taken to revise the Company's operating and financial requirements provide the opportunity for the Company to continue as a going concern.

SUPPLEMENTARY INFORMATION

GMST WORLD MARKETS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2002

NET CAPITAL	
Stockholders' equity	$ 340,968
Deductions	
Nonallowable assets	
Property and equipment	(20,630)
Miscellaneous receivables	(32,122)
Prepaid expenses and other unallowable assets	(6,338)
Security deposits	(3,810)
Total nonallowable assets	(62,900)
Net capital before haircuts on securities positions	278,068
Haircuts on securities	
Trading and investment securities	(96,491)
Undue concentration	(49,462)
Total haircuts	(145,953)
Net capital	132,115
Minimum net capital requirements	100,000
Excess net capital	32,115
Aggregate Indebtedness	408,600
Ratio of aggregate indebtedness to net capital	3.09 to 1

Reconciliation with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002) is as follows:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 166,281
Audit adjustments (net)	(34,166)
Net capital per above	$ 132,115

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(ii) provision and therefore, no computation for determination of reserve requirements was necessary.



DRUKER, RAHL & FEIN
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS
A Member of The Mercadien Group

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To The Board of Directors and Stockholders of
GMST WORLD MARKETS, INC.

In planning and performing our audit of the financial statements of **GMST WORLD MARKETS, INC.** (the "Company") for the year ended December 31, 2002, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors for the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

DONALD F. CONWAY, CPA*
CONRAD L. DRUKER, CPA
ESMOND S. DRUKER, CPA
EUGENE J. ELIAS, CPA, RMA
JACK H. FEIN, CPA*
ROBERT J. RAHL, CPA*
DAVID L. STAFFORD, CPA*
RICHARD S. WILLINGER, CPA

*CPA IN NJ AND PA
* CPA IN NY

OTHER OFFICE:
86 BUCK ROAD
HOLLAND, PA 18966
215-355-4860


GREATER MERCER COUNTY
CHAMBER OF COMMERCE
BUSINESS OF THE YEAR

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report recognizes that it is not practical in an organization the size of the Company to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

The report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD Regulation, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Druker, Rahl & Fein

January 29, 2003